Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-276216

Prospectus Supplement No. 8
(To Prospectus Dated April 17, 2024)

Metals Acquisition Limited

64,478,325 ORDINARY SHARES
6,535,304 PRIVATE WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 17, 2024 (as supplemented to date, the “Prospectus”), related to (i) the issuance by us of 8,838,260 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) issuable upon the exercise of 8,838,260 outstanding Public Warrants; and (ii) the offer and resale, from time to time, by the selling securityholders named herein (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest, of up to an aggregate of 55,640,065 Ordinary Shares and 6,535,304 Private Warrants issued to certain Selling Securityholders in connection with the Business Combination, with the information contained herein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on NYSE under the trading symbol “MTAL.” On August 27, 2024, the closing price for our Ordinary Shares on NYSE was $12.30 per share. Our Public Warrants were traded on NYSE under the symbol “MTAL.WS.” However, the Public Warrants ceased trading on NYSE and were delisted following their redemption on June 5, 2024.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “foreign private issuer” as those terms are defined under the U.S. federal securities laws and, as such, are subject to certain reduced public company disclosure and reporting requirements. See “Prospectus Summary—Emerging Growth Company” and “Prospectus Summary—Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 28, 2024.

29 August 2024

APPENDIX 4D

HALF YEAR ENDED 30 JUNE 2024

The Directors of Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (MAC or MAL or the Company) are pleased to provide the Appendix 4D and Half Year Report, for the half year ended 30 June 2024.

The Half Year Report, comprising this page and the following 37 pages, constitutes the half year end financial information given to the ASX under Listing Rule 4.2A and should be read in conjunction with the Financial Report for the year ended 31 December 2023.

The Half Year Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), with a reconciliation of any non-IFRS measure.

The functional currency of the majority of the Company’s operations is United States dollars and, unless otherwise defined in this report, $, USD and US$ amounts are in United States dollars and A$ are in Australian dollars.

Current reporting period: 6 months ended 30 June 2024 (H1 FY24)

Previous corresponding reporting period: 6 months ended 30 June 2023 (H1 FY23)

Results for the announcement to the market

	Movement		H1 FY24	H1 FY23
	Change	%	US$’000	US$’000
Revenue from ordinary activities	Increase	881%	182,160	18,576
Net profit/(loss) from ordinary activities after tax (NPAT) attributable to members	Increase	217%	(102,169)	(32,263)
Underlying EBITDA[1]	Increase	5,501%	90,569	1,617

Distributions

There were no dividends paid to shareholders during this reporting period (H1 FY23: Nil). There is no final dividend declared or proposed for the half year ended 30 June 2024 (H1 FY23: Nil).

Net tangible assets

	30 June 2024	30 June 2023
$ Net tangible assets per share	5.90	7.46

Contacts

Mick McMullen	Morne Engelbrecht
Chief Executive Officer	Chief Financial Officer
Metals Acquisition Limited	Metals Acquisition Limited
investors@metalsacqcorp.com

This announcement is authorised for release by the Board of Directors.

1 Refer to table 2 for the reconciliation of Underlying EBITDA

JUNE 2024 HALF YEAR FINANCIAL RESULTS

RECORD PRODUCTION2, EARNINGS AND CASH FLOW GENERATION SUPPORTED BY A MORE THAN DOUBLING OF MINE LIFE

HIGHLIGHTS

During the half year ended 30 June 2024, we delivered record production and earnings generation while making strong progress towards our strategic goals.

Record copper production under MAC ownership

•	Record copper production under MAC of 19,650 tonnes produced for H1 FY24, despite a major planned maintenance shutdown in April, with record copper production of 5,378 tonnes in June
•	Average Cu grade of 3.8% achieved in H1 FY24, with 4.2% in Q2 FY24 as the mine plan shifted to higher grade stopes including the first double stope development and dilution control was improved
•	Copper production tracking to mid-point of 2024 guidance with no change to 2025 and 2026 guidance

Generating material earnings and free cash flow

•	Record Underlying EBITDA[3] of US$91 million for H1 FY24
•	Cash and cash equivalents increased by ~174% to US$88.7 million compared to 31 December 2023
•	Repaid ~US$160 million of interest-bearing liabilities since the acquisition of the CSA Copper Mine
•	Raised ~US$214 million (A$325 million) (before costs) at the top of the indicative price range[4].
•	Generated operational cash flows of US$61 million with an average realised Copper sales price of US$4.14/lb5 (H1 FY24 Copper spot averaged at US$4.12/lb)
•	Free cashflow of US$37 million for H1 FY24
•	C1 cash cost[6] of US$2.08/lb compared to US$2.96/lb in H1 FY23, a decrease of 30%
•	All in cash cost[7] of US$2.89/lb compared to US$3.96/lb in H1 FY23, a decrease of 27%

Strategic investment and simplification of capital structure

•	MAC made a strategic investment in POL with an initial A$2.5m invested for a 4.31% interest in POL, which also provides for access to water rights and Zinc processing capacity[8]
•	Simplified the capital structure through the redemption of the Private and Public warrants[9]

67% increase in mine life to 11 years with new Resource and Reserve (“R+R10”) issued

•	64% increase in contained Copper (“Cu”) after replacement of depletion in Ore Reserves at 3.3% Cu average grade
•	42% increase in contained Cu after replacement of depletion in Mineral Resources at 4.9% Cu average grade
•	2023 Ore Reserve only extends 95m vertically below the current decline position
•	All deposits[11], are open in at least one direction and drilling is continuing to further increase the R+R

Implemented remediation strategies to bring down the Total Recordable Injury Frequency Rate (TRIFR) of 14.4 which resulted in zero recordable injuries in the month of June

[2]	Record production referencing the record production in June 2024 of the CSA Copper Mine under MAC ownership
[3]	Refer to table 2 for the reconciliation of Underlying EBITDA
[4]	Top of the guidance range of A$17.00 per CDI, commenced trading on ASX on 20 February 2024 under the code ‘MAC’
[5]	Realised sales price excluding hedging impact
[6]	Refer to table 4 for the reconciliation of C1 cash cost
[7]	Refer to table 5 for the reconciliation of All in cash cost
[8]	Refer to ASX release ‘Strategic Investment in Polymetals Limited’ dated 27 May 2024
[9]	Refer to ASX release ‘Completion of the Redemption of Warrants’ dated 10 June 2024
[10]	Refer to Reserves and Resource Statement issued subsequent to quarter end on 23 April 2024.
[11]	Other than QTSSU-A which is subject to a feasibility study. Also subject to exploration success and economic factors.

Summary of financial results

	H1 FY24	H1 FY23	Change
	US$’000	US$’000	US$’000%
Statutory financial measures
Revenue	182,160	18,576	163,584	881%
Income/(loss) from operations – before net	46,019	(19,507)	65,526	336%
finance expenses and income tax expense
Net loss for the period - after tax (NPAT)	(102,169)	(32,263)	(69,906)	(217)%
Basic and diluted loss per ordinary share (US$ per	(1.56)	(3.13)	1.57	50%
share)

Non-statutory measures	US$’000	US$’000	US$’000
Underlying EBITDA[12]	90,569	1,617	88,952	5,501%
C1 cash cost (US$/lb)[13]	2.08	2.96	(0.88)	(30)%
All in cash cost (US$/lb)[14]	2.89	3.96	(1.07)	(27)%

Metals Acquisition Limited’s CEO, Mick McMullen, said:

“A record production, earnings and cashflow for the CSA Copper Mine under MAC ownership despite the planned mill shutdown in April. The execution of the mine plan lead to higher grade stopes being mined including our first successful double stope lift, with milled copper grade improving to 4.2% in the second quarter. This is an incredibly strong result when considered in the context of the bulk of the production and cash flow coming from the last two months of the half year alone.

We ended the half year with a large broken ore stockpile of high-grade ore which will underpin production over the second half of the year. Based on the reserve plan, we expect copper production to slightly increase over the second half of the year with copper production tracking to mid-point of 2024 guidance.

During the half year, we also successfully listed on the ASX with the listing a major milestone and used the additional liquidity to help reduce our overall interest-bearing liabilities by approximately US$160 million since the acquisition of the CSA Copper mine in June 2023, which further support our strong balance sheet.

As part of the ongoing turnaround and optimisation at the CSA Copper Mine, we also announced the new Reserve and Resource Statement, which is a snapshot in time based on information available back in August 2023. As reported earlier in the half year, the new 2023 Reserves and Resources Statement shows a substantial increase of 64% in contained copper after replacement of depletion to 0.5Mt in Ore Reserves at an average grade of 3.3% Cu, and an impressive 42% increase in total contained Cu after replacement of depletion to 0.7Mt in total Mineral Resources at an average grade of 4.9% Cu, respectively, compared to the 2022 Reserve and Resource Statement. The operational performance and the resource upgrade very much support our belief that the CSA Copper Mine is a high-quality, free cash flow generating, long life copper asset.

The performance of the site team in the second part of this half year has showcased just what this mine can do when operations perform the way we know it can, and the Board and I would like to express our thanks to the entire team for the strong performance.”

12 Refer to table 2 for the reconciliation of Underlying EBITDA

13 Refer to table 4 for the reconciliation of C1 cash cost

14 Refer to table 5 for the reconciliation of All in cash cost

IMPORTANT INFORMATION AND DISCLAIMER

Estimates of mineral resources and ore reserves and production target

This release contains estimates of Ore Reserves and Mineral Resources as well as a Production Target. The Ore Reserves, Mineral Resources and Production Target are reported in MAC’s ASX Announcement dated 23 April 2024 titled ‘Updated Resource and Reserve Statement and Production Guidance’ (the R&R Announcement). The Company is not aware of any new information or data that materially affects the information included in the R&R Announcement, and that all material assumptions and technical parameters underpinning the estimates or Ore Reserves and Mineral Resources in the R&R Announcement continue to apply and have not materially changed. The material assumptions underpinning the Production Target in the R&R Announcement continue to apply and have not materially changed. It is a requirement of the ASX Listing Rules that the reporting of ore reserves and mineral resources in Australia comply with the JORC Code. Investors outside Australia should note that while exploration results, mineral resources and ore reserves estimates of MAC in this presentation comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators; or (ii) the requirements adopted by the Securities and Exchange Commission (SEC) in its Subpart 1300 of Regulation S-K. Information contained in this release describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws.

Forward looking statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward -looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward - looking statements.

Non-IFRS financial information

MAC’s results are reported under International Financial Reporting Standards (IFRS), noting the results in this report have not been audited or reviewed. This release may also include certain non-IFRS measures including C1 and Total Cash costs. These C1 and Total Cash cost measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance.

C1 cash cost

C1 costs are defined as the costs incurred to produce copper at an operational level. This includes costs incurred in mining, processing and general and administration as well freight and realisation and selling costs. By-product revenue is credited against these costs to calculate a dollar per pound metric. This metric is used as a measure operational efficiency to illustrate the cost of production per pound of copper produced.

All in cash cost

Total cash costs include C1 cash costs plus royalties and sustaining capital less inventory WIP movements. This metric is used as a measure operational efficiency to further illustrate the cost of production per pound of copper produced whilst incurring government-based royalties and capital to sustain operations.

Free cash flow

Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and provides investors with the ability to evaluate our underlying performance.

Underlying EBITDA

Underlying EBITDA is profit before net finance costs, tax, depreciation and amortisation and after any earnings adjustment items, impacting profit. We believe that Underlying EBITDA provides useful information, but should not be considered as an indication of, or alternative to, profit or attributable profit as an indicator of operating performance.

FINANCIAL AND OPERATIONAL REVIEW

The Half Year Report reflects the consolidated results of MAC and its subsidiaries (collectively referred to as the MAC, MAC Group or the Group). The financial results of the MAC Group for the half year ended 30 June 2024 were largely driven by the operation of its core asset being its 100% owned CSA Copper Mine. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with estimated ore reserves supporting approximately ten and a half years of operation as at 30 June 2024.

FINANCIAL PERFORMANCE SUMMARY

	H1 FY24	H1 FY23	Change
	US$’000	US$’000	US$’000	%
Statutory financial measures
Revenue	182,160	18,576	163,584	881%
Income/(loss) from operations - before net finance	46,019	(19,507)	65,526	336%
expenses and income tax expense
Net loss for the period - after tax (NPAT)	(102,169)	(32,263)	(69,906)	(217)%
Cash flows from operating activities	61,234	(4,006)	65,240	1,629%
Cash and cash equivalents	88,738	43,732	45,006	103%
Basic and diluted loss per ordinary share (US$ per share)	(1.56)	(3.13)	1.57	50%

Non-statutory measures
Underlying EBITDA[15]	90,569	1,617	88,952	5,501%
Free cash flow	37,121	(6,268)	43,389	692%
C1 cash cost (US$/lb)[16]	2.08	2.96	(0.88)	(30)%
All in cash cost (US$/lb)[17]	2.89	3.96	(1.07)	(27)%

Income statement analysis

Revenue

The 881% increase in MAC Group’s H1 FY24 revenue when compared with H1 FY23 is primarily due to the acquisition of the CSA Copper Mine, which was acquired on 16 June 2023 with H1 FY23 revenue only incorporating revenue earned from the CSA Copper Mine after its acquisition.

Production for H1 FY24 was not only impacted by a power outage from a storm event in March but also by a major planned maintenance shutdown in April. Despite these disruptions, a sequential increase in copper produced and sold together with strong copper prices during H1 FY24 contributed towards the record revenue and earnings under MAC ownership as summarised in the following table:

15 Refer to table 2 for the reconciliation of Underlying EBITDA

16 Refer to table 4 for the reconciliation of C1 cash cost

17 Refer to table 5 for the reconciliation of All in cash cost

Table 1: Revenue break-down

	Units	H1 FY24	H1 FY23	Change
Copper produced	Tonnes	19,650	1,283	18,367	1,432%
Copper sold	Tonnes	20,793	2,330	18,463	792%
Copper price achieved[18]	US$/lb	4.14	3.88	0.26	7%
Gross copper revenue	US$’000	189,569	19,929	169,640	851%
TC/RC	US$’000	(9,464)	(1,628)	(7,836)	481%
Copper revenue	US$’000	180,105	18,301	161,804	884%
Silver revenue	US$’000	5,890	647	5,243	810%
Total revenue	US$’000	185,995	18,948	167,047	882%
Freight costs	US$’000	(3,835)	(372)	(3,463)	931%
Net revenue	US$’000	182,160	18,576	163,584	881%

Earnings analysis

Although MAC Group has recorded a statutory loss after tax of US$102 million in H1 FY24, it was primarily impacted by net financing costs on loans and borrowings of US$32 million and other non-cash movements in fair value on financial instruments. Overall financing costs in H1 FY23 were only US$14 million as the CSA Copper Mine was acquired on 16 June 2023. MAC’s H1 FY24 operating profit has increased by US$65 million and Underlying EBITDA has increased by US$89 million. This is driven by the fact that H1 FY23 incorporated minimal operational activity as the acquisition of the CSA Copper Mine occurred on 16 June 2023 while H1 FY24 reflects the earnings from ~19.7kt of Cu production and ~20.8kt of Cu sales together with improvement in production grade (from 2.9% in H1 FY23 to 3.8% in H1 FY24) and operational efficiencies improvements.

Table 2: Reconciliation of loss after tax to Underlying EBITDA

	H1 FY24	H1 FY23	Change
	US$’000	US$’000	US$’000	%
Loss after tax (NPAT)	(102,169)	(32,263)	(69,906)	(217)%
Income tax expense / (benefit)	7,066	(1,469)	8,535	(581)%
Net finance costs	31,799	4,667	27,132	581%
Net change in fair value of financial instruments	109,323	9,558	99,765	1,044%
Operating profit / (loss)	46,019	(19,507)	65,526	336%
Organisational restructuring expenses	988	3,850	(2,862)	(74)%
IPO and transaction costs[19]	2,615	14,073	(11,458)	(81)%
Other significant items[20]	2,582	-	2,582	N/a
Depreciation and amortisation	38,365	3,201	35,164	1,099%
Underlying EBITDA	90,569	1,617	88,952	5,501%

18 Before hedging impact

19 Related to the acquisition of the CSA Copper Mine and the ASX IPO costs

20 Includes discretionary bonuses

Graph 1: Reconciliation of loss after tax to Underlying EBITDA

Corporate and administration expenses

The US$7 million increase in corporate and administration expenses, excluding non-routine expenses such as the IPO and transaction costs, during H1 FY24 reflects the overall increase in the required level of corporate administration after the acquisition of the CSA Copper Mine and listing on the ASX, noting that such level of activity was not required in H1 FY23 as the mine was only acquired on 16 June 2023 with the ASX listing occurring on 16 February 2024.

Hedging

Prevailing copper prices during H1 FY24 were higher than those locked in the commodity swap arrangement and lead to a hedging loss of US$6 million included within finance costs (H1 FY23: Nil).

Balance sheet analysis

Cash and liquidity

At the end of H1 FY2024, MAC had a cash balance of US$89 million and access to a US$25 million revolving facility providing it a liquidity of US$114 million (31 December 2023 cash and cash equivalents of US$32 million).

Loans and borrowings

Net reduction in current and non-current loans and borrowings during the period was driven by US$40 million principal repayments of senior debt facility and US$5 million repayment of silver stream loan (H1 FY23: nil).

Other assets and liabilities

During H1 FY24, the Group incurred capital expenditure of US$11 million in relation to the development of the CSA Copper Mine (H1 FY23: US$2 million) and acquired other equipment and assets totalling US$18 million to support the mining operations (H1 FY23: US$16 million).

Redemption of public and private warrants21 reduced the derivative financial liabilities by US$26 million. However, rising copper prices adversely affected the fair valuation of derivative financial liabilities at the end of H1 FY24 and resulted in a net increase of US$20 million.

Payments of US$81 million deferred consideration for the acquisition of the CSA Copper Mine and US$7 million underwriting costs were the main contributors in the decrease in other financial liabilities to US$141 million (H1 FY23: US$226 million).

21 Refer to ASX release ‘Completion of the Redemption of Warrants’ dated 11 June 2024

Cash flow statement analysis

Operating activities

MAC generated cash flows from operating activities of US$61 million in H1 FY24 (outflow of US$4 million and US$8 million in H1 FY23). The cash flows from operating activities were mainly a result of US$194 million received from Glencore against sale of Copper (US$38 million in H1 FY23), offset by US$110 million paid to employees and suppliers (US$42 million in H1 FY23) and US$24 million of interest payments (none in H1 FY23).

Investing activities

Investing activities in H1 FY24 totalling US$135 million (H1 FY23: US$ 756 million) primarily included consideration and transaction costs paid for the acquisition of the CSA Copper Mine amounting to US$104 million (H1 FY23: US$771 million), US$11 million spent for the development of the CSA Copper Mine (H1 FY23: US$2 million) and US$3 million spent on exploration (H1 FY23: Nil).

Financing activities

In H1 FY24, US$214 million (A$325 million at A$17.00 per CDI), before costs, raised as part of the ASX listing was the main contributor of the net inflows from financing activities. These were offset by repayment of senior debt, Glencore working capital loan and sliver stream loan totalling US$57 million and underwriting costs of US$13 million. In H1 FY23, proceeds from the issuance of shares to private and public investors, before costs, amounted to US$319 million and were complemented by proceeds from loans and borrowings of US$492 million which supported the acquisition of the CSA Copper Mine.

Entities over which control has been gained or lost during the period

In H1 FY24, the Company has not gained or lost control over any entity. In H1 FY23, a restructure of the Company and its subsidiaries was undertaken pursuant to which, MAC’s predecessor entity, Metals Acquisition Corp (MTL), merged with and into MAC, with MAC continuing as the surviving company. In addition, on 16 June 2023, the Company, through its wholly owned subsidiary, Metals Acquisition Corp (Australia) Pty Ltd (MAC AU), acquired 100% interest in shares and voting rights in Cobar Management Pty. Limited (CMPL) from Glencore Operations Australia Pty Limited (Glencore). CMPL operates and owns the CSA Copper Mine near Cobar, New South Wales, Australia (the CSA Copper Mine).

OPERATIONS

Production

Physicals

H1 FY24 was affected by a power outage from a storm event in March and a planned major shut of mill operations in April, which was offset by a ramp up in production over May and June. Production further benefited from an increased grade of 4.2% in Q2 when compared with 3.5% in Q1, resulting in an average grade of 3.80% for the half year. Mining methods have also been refined during the period with blasting techniques reviewed and updated. Double lift stope extraction sequence performed better than expected, resulting in less mining dilution achieved with stronger grades and less total ore tonnes for the same metal.

Table 3: Production physicals

	Units	H1 FY24	H1 FY23	Change
Ore mined	Tonnes	527,500	47,349	480,151	1,014%
Tonnes milled	Tonnes	527,233	45,530	481,703	1,058%
Copper grade processed	%	3.80%	2.89%	0.91%	31%
Copper recovery	%	97.80%	97.61%	0.19%	N/a
Copper produced	Tonnes	19,650	3,201	16,449	514%
Silver produced	Ounces	236,254	3,201	233,053	7,281%

Cost of production

H1 FY24 C1 cash cost decreased by 30% to US$2.08/lb from US$2.96/lb in H1 FY23. This was a result of higher production tonnes complemented by improved production resulting from grade, operational efficiencies and consistency improvements in the second quarter of FY24.

Table 4: Reconciliation of cost of goods sold to C1 cash cost

	H1 FY24	H1 FY23	Change
Cost of goods sold	118,158	20,301	97,857	482%
Selling and distribution expenses	6,080	1,172	4,908	419%
Treatment and refining charges deducted from revenue	9,546	1,628	7,918	486%
Freight deducted from revenue	3,835	372	3,463	931%
Silver credit included in revenue	(5,890)	(647)	(5,243)	810%
Movements in copper concentrate included in cost of goods sold	(165)	(10,684)	10,519	98%
Total direct and indirect costs	131,564	12,142	119,422	984%
Depreciation and amortisation	(38,365)	(3,201)	(35,164)	1,099%
Total cash costs excluding capital spend	93,199	8,941	84,258	942%
Rates and royalties	(3,126)	(570)	(2,912)	511%
C1 cash cost	90,073	8,371	81,702	976%
Copper produced (lb’000)	43,320	2,828	40,492	1,432%
C1 cash cost/lb	2.08	2.96	(0.88)	(30)%

Table 5: Reconciliation of total cash costs excluding capital spend to All in cash cost

	H1 FY24	H1 FY23	Change
Total cash costs excluding capital spend	93,199	8,941	84,258	942%
Sustaining capital	17,405	564	16,841	2,986%
Capitalised development	11,318	1,698	9,620	567%
Exploration	3,308	-	3,308	N/a
All in cash cost	125,230	11,203	114,027	1,018%
Copper produced (lb’000)	43,320	2,828	40,492	1,432%
All in cash cost/lb	2.89	3.96	(1.07)	(27)%

Mine Plan, Resource and Reserve

During H1 FY24, we announced the release of the new 2023 Reserves and Resources Statement (R+R).22 The effective date for the R+R was 31 August 2023.

Acquisition of the remaining 10% interests in the Shuttleton and Mt Hope Exploration Licence tenements

As part of the acquisition of the CSA Copper Mine (CMPL) from Glencore in 2023, MAC Group also acquired two tenements (EL6223 and EL6907) which were part of joint venture arrangements with AuriCula Mines Pty Limited (AuriCula), a wholly owned subsidiary of International Base Metals Limited. The Shuttleton Joint Venture between CMPL (90)% and AuriCula (10)% covered EL6223, which is located approximately 75km south of Cobar. The Mt Hope Joint Venture CMPL (90)% and AuriCula (10)% covered EL6907, which is located approximately 130km south of Cobar.

During H1 FY24, on 2 April 2024, CMPL entered into an agreement with AuriCula to acquire the remaining 10% beneficial interests in these tenures (EL6223 and EL6907) that it did not already hold for A$200,000. Subsequent to H1 FY24, on 15 July 2024, all the conditions precedent to the agreement were met and CMPL now holds 100% legal and beneficial title to all the mining and exploration tenure of these tenements (noting that some tenure remains subject to pre-existing royalty arrangements).23

Exploration

During H1 FY24, MAC invested US$3 million in exploration, and:

●	continued resource development and exploration diamond drilling surrounding the upper Pb -Zn mineralisation of the Eastern and Western Systems, for a total of 2,285m which confirmed the presence of in situ, high-grade Pb-Zn material in the upper portions of the mine, within 10m to 40m of existing development.

●	continued exploratory diamond drilling on CML5 for a total of 4,366m. The initial drilling has intersected areas of structural complexity and base-metal geochemical anomalism indicating the potential for buried base-metal mineralisation. Preliminary interpretation of the 2024 fixed-loop electromagnetic geophysical survey data shows late-time anomalies, suggestive of deeply buried conductive material, in proximity to and along trend of the drilling at the Cherry prospect.

●	recommenced extensional and infill diamond drilling at the shallow, high-grade QTSSU-A resource.

●	continued the high-powered Fixed-Loop Electromagnetic Geophysical Survey using low temperature Superconducting Quantum Interference Device sensors. The survey, upon completion, will cover ~26km² of highly prospective ground surrounding the CSA Mine on CML5 and encompassing exploration licence EL5693.

●	completed multiple Downhole Electromagnetic Geophysical Surveys on underground and surface diamond drillholes.

ESG

Safety

The TRIFR for the CSA Copper Mine at the end of H1 FY24 was 14.4 (H1 FY23: 9.86 and H2 FY23: 10.14). This is below the NSW underground metalliferous TRIFR average for 2023 of 15.5. Q2 2024 has not been favourable for safety performance with four contractor LTI’s, five MTI’s and two RWI recorded for the period. June improved with no recordable injuries, showing a strong improvement from prior months. Plans are in place to implement strategies to remediate the increase in TRIFR through increased awareness via extensive training and coaching, as well as increased safety presence on site.

22 Refer to ASX release ‘Updated Resource & Reserve Statement & Production Guidance’ dated 23 April 2024.

23 Refer to ASX release ‘June 2024 Quarterly Activities Report’ dated 23 July 2024

Graph 2: 12 Months TRIFR Average: CSA vs Industry

Regulatory

The CSA Mine Rehabilitation Objectives Statement, Final Landform and Rehabilitation Plan, the Annual Rehabilitation Report and the CSA Mine Forward Program have all been approved by the NSW Resources Regulator. Scoping is currently underway for alternate energy providers for a mix of both wind and solar, to potentially secure long term energy security, pricing and reductions in greenhouse gas emissions.

The STSF Stage 9 buttress bulk earthworks are now complete. Geochemical testing is being completed for Stage 10 material, with the tendering process under way.

Appointment of Ms Leanne Heywood

As announced on the 1st of May 2024, Ms Leanne Heywood has been appointed as a Non-Executive Director of the Company’s Board of Directors, effective 1 May 2024. Ms Heywood is an experienced non -executive director with broad general management experience gained through an international career in the mining sector, including 10 years with the Rio Tinto Copper Group.

Appointment of Ms Anne Templeman-Jones

As announced on 23 July 2024, Ms Templeman-Jones has been appointed as a Non-Executive Director of the Company’s Board of Directors, effective 23 July 2024. Ms Templeman-Jones is an accomplished listed company director with substantial financial, operational risk, regulatory, governance and strategy experience from a number of industries, including banking and finance, engineering services in the energy sector, consumer goods and manufacturing.

In addition to Metals Acquisition Limited, Ms Templeman-Jones currently serves as a Non-Executive Director, and has been responsible for a diverse range of committee chairs and memberships for Commonwealth Bank of Australia (Director since March 2018) and Trifork Ag (Director since April 2021). From November 2017 until 1 July 2024, Ms Templeman-Jones was a director of Worley Limited.

Change of Glencore Nominee Director

Mr Mohit Rungta will replace Mr Matt Rowlinson and Mr John Burton as Glencore’s nominee Director to the Company’s Board of Directors. Glencore is entitled to nominate one Director for every 10% it holds in the Company. Following completion of the Company’s ASX listing and recent warrant redemption Glencore now has a 13.5% interest (entitling it to one nominee).

Warrant redemption

On 6 May 2024, MAC announced that it would redeem all public and private placement warrants that remained outstanding at 5:00 p.m. New York City time on 5 June 2024 for a redemption price of US$0.10 per Warrant and issue ordinary shares of the Company having par value of US$0.0001 per share there against.

1,026 Warrants were exercised at an exercise price of $11.50 per Ordinary Share and 15,344,751 Warrants were exercised on a “cashless basis,” resulting in the exercise of approximately 99.82% of the outstanding Warrants (of which approximately 0.01% were exercised for cash and 99.81% were exercised on a “cashless basis”) and in the issuance of an aggregate of 4,701,071 Ordinary Shares. The remaining 27,753 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash. Accordingly, the Company will have 74,055,263 Ordinary Shares and no public warrants or private placement warrants outstanding as a result of the redemption of the Warrants. The Company continues to have 3,187,500 financing warrants outstanding to purchase Ordinary Shares, which were issued to Sprott Private Resource Lending II (Collector-2), LP in connection with a mezzanine loan note facility entered into on March 10, 2023.

Three year production guidance

The copper production guidance provided to the market covering 2024, 2025 and 2026 remains unchanged:

Table 6: CSA Copper Mine Production Guidance

Year	2024		2025		2026
	Low	High	Low	High	Low	High
Copper Production (t)	38,000	43,000	43,000	48,000	48,000	53,000

This 3-year production guidance is based primarily on Ore Reserves but also on measured and indicated Mineral Resources (as at 31 August 2023) and, given that all the deposits are open and a large drill program is underway, we consider it likely that there will be changes over the relevant period as the Company’s overall plan to continue operational and production improvement continues to develop.

Hedging

At the end of June 2024, the remaining copper hedge book consisted of the following:

Table 7: Hedge position

		Copper
	2024	2025	2026	Total
Future Sales (t)	6,210	12,420	5,175	23,805
Future Sales ($/t)	3.72	3.72	3.72	3.72

DIRECTORS’ REPORT

The directors present their report together with the consolidated financial statements of Metals Acquisition Limited (MAC or the Company) and its subsidiaries, Metals Acquisition Corp. (Australia) Pty Ltd (MAC AU) and Cobar Management Pty Ltd (CMPL) (together the Group) for the half year ended 30 June 2024 and the auditors’ review report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name	Role
Ms Patrice Merrin	Chair
Mr Michael McMullen	Chief Executive Officer
Mr Rasmus Gerdeman	Audit Chair
Mr Graham van’t Hoff	Independent Non-Executive Director
Mr Charles McConnell	Independent Non-Executive Director
Mr John Rhett Miles Bennett	Independent Non-Executive Director	(Resigned on 3 April 2024)
Ms Leanne Heywood	Independent Non-Executive Director	(Appointed on 1 May 2024)
Ms Anne Templeman-Jones	Independent Non-Executive Director	(Appointed on 22 July 2024)
Mr Mohit Rungta	Glencore nominated Non-Executive Director	(Appointed on 22 July 2024)
Mr Matthew Rowlinson	Glencore nominated Non-Executive Director	(Resigned on 22 July 2024)
Mr John Burton	Glencore nominated Non-Executive Director	(Resigned on 22 July 2024)

The directors held office for the entire period unless otherwise stated.

Principal activities

The principal activities of the Group during the course of the half year were the operation of the CSA Copper Mine in Australia for the mining and production of copper and silver.

The CSA Copper Mine is an established, high grade, producing, underground copper mine, with current estimated Ore Reserves supporting approximately ten and a half years of operation.

There were no other significant changes in the nature of the activities of the Group during the half year.

Review of the results and operations

The review of the results and operations of the Group is set out on pages 6 to 13, and forms part of the Directors’ Report.

Dividends

No dividends were declared and paid by the Company to its members in respect of the half year ended 30 June 2024 (2023: $nil).

Auditor’s Independence

The Directors obtained an independence declaration from the Company’s auditors, Ernst & Young.

This directors’ report is made out in accordance with a resolution of the directors:

Patrice Merrin	M McMullen
Chair	CEO

Dated at Perth this 29th day of August 2024

Metals Acquisition Limited

Half year financial statements

for the six months ended 30 June 2024

Metals Acquisition Limited

Half year financial statements

for the six months ended 30 June 2024

Metals Acquisition Limited

Condensed consolidated statement of comprehensive income

for the six months ended

		30 June	30 June
US$ thousand	Notes	2024	2023
Revenue	6	182,160	18,576
Cost of goods sold		(118,158)	(20,301)
Administrative expenses		(12,222)	(16,610)
Selling and distribution expenses		(6,080)	(1,172)
Other income, net		319	-
Income/(loss) from operations		46,019	(19,507)

Finance income	7	1,652	5,460
Finance costs	7	(33,451)	(10,127)
Net change in fair value of financial instruments	7	(109,323)	(9,558)
Net finance costs		(141,122)	(14,225)

Loss before income taxes		(95,103)	(33,732)
Income tax (expense)/benefit	8	(7,066)	1,469
Net loss for the period		(102,169)	(32,263)

Total comprehensive loss for the period		(102,169)	(32,263)

Basic and diluted loss per ordinary share		(1.56)	(3.13)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Metals Acquisition Limited

Condensed consolidated statement of financial position
as at

			31 December
		30 June	2023
US$ thousand	Notes	2024	Restated*
Assets
Current assets
Cash and cash equivalents		88,738	32,372
Trade and other receivables		8,509	33,242
Inventories	9	22,683	21,528
Derivative financial assets	15	-	234
Prepayments and other current assets		926	1,560
Total current assets		120,856	88,936

Non-current assets
Property, plant and equipment	10	1,184,694	1,194,480
Exploration and evaluation		21,271	17,918
Inventories	9	261	300
Investments		1,351	-
Derivative financial assets	15	-	3,767
Prepayments and other non-current assets		174	67
Total non-current assets		1,207,751	1,216,532

Total assets		1,328,607	1,305,468

Liabilities
Current liabilities
Trade and other payables		34,447	86,425
Lease liability		4,475	5,848
Loans and borrowings	11	51,637	68,909
Derivative financial liabilities	15	30,163	17,130
Current tax liability		4,321	1,137
Provisions	12	13,186	13,273
Other financial liabilities	13	5,043	94,689
Total current liabilities		143,272	287,411

Non-current liabilities
Lease liability		8,054	9,958
Loans and borrowings	11	362,225	379,966
Derivative financial liabilities	15	84,201	81,397
Deferred tax liability	8	127,629	124,084
Provisions	12	25,084	28,505
Liability for cash-settled share-based payments		5,180	3,193
Other financial liabilities	13	136,205	122,927
Total non-current liabilities		748,578	750,030

Total liabilities		891,850	1,037,441

Net assets		436,757	268,027

Equity
Share capital	16	7	5
Share premium	16	703,192	432,295
Other capital reserves	16	1,212	1,212
Accumulated deficit		(267,654)	(165,485)
Total equity		436,757	268,027

The accompanying notes are an integral part of these condensed consolidated financial statements.

*Refer to Note 20 for details of the restatement of comparatives.

Metals Acquisition Limited

Condensed consolidated statement of changes in equity

for the six months ended 30 June 2024 and 2023

US$ thousand	Notes	Share capital	Share premium	Other capital reserves	Accumulated deficit	Total
Balance as of 1 January 2024		5	432,295	1,212	(165,485)	268,027
ASX capital raise	16	2	211,708	-	-	211,710
Shares issuance costs	16	-	(6,912)	-	-	(6,912)
Shares issued on redemption of warrants	16	-	65,854	-	-	65,854
Shares issued on redemption of DSUs	16	-	246	-	-	246
Net loss		-	-	-	(102,169)	(102,169)
Balance as of 30 June 2024		7	703,192	1,212	(267,654)	436,757

Balance as of 1 January 2023		1	24	945	(20,931)	(19,961)
Contribution of conversion price in excess of fair value of warrants		-	-	198	-	198
Amount in excess of the face value over the present value on related promissory note		-	-	69	-	69
Shares issued to private placement investors		3	259,514	-	-	259,517
Shares issued to Osisko under the Redemptions Backstop Facility		-	25,000	-	-	25,000
Shares issued to public shareholders on non- redemption		-	34,431	-	-	34,431
Rollover shares issued to Glencore		1	99,999	-	-	100,000
Shares issuance costs		-	(5,763)	-	-	(5,763)
Net loss		-	-	-	(32,263)	(32,263)
Balance as of 30 June 2023		5	413,205	1,212	(53,194)	361,228

The accompanying notes are an integral part of these condensed consolidated financial statements.

Metals Acquisition Limited

Condensed consolidated statement of cash flows

for the six months ended

	30 June	30 June
US$ thousand	2024	2023
Cash flows from operating activities:
Net loss	(95,103)	(33,732)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	38,365	3,201
Net foreign exchange gains	(886)	(130)
Finance income	(766)	(5,330)
Finance costs	33,451	10,127
Net change in fair value measurements of financial assets and liabilities	109,323	9,558
Movement in provisions	(2,187)	1,057
Other non-cash transactions	(2,099)	(133)
Changes in operating assets and liabilities:
Decrease/(increase) in trade receivables due from related parties	24,524	(18,576)
Decrease/(increase) in other receivables	336	(611)
Decrease in prepayments	529	1,095
(Increase)/decrease in inventories	(1,048)	10,292
Increase in trade payables to related parties	-	484
Decrease in trade payables	(388)	(3,042)
Increase in other payables	(9,622)	26,800
Decrease in derivative financial instruments	(11,593)	-
Increase in liability for cash-settled share-based payments	4,627	-
Decrease in deferred liabilities	(3,057)	(5,066)
Cash used in operating activities	84,406	(4,006)
Interest received	766	-
Interest paid	(23,938)	-
Net cash from/(used in) operating activities	61,234	(4,006)

Cash flows from investing activities:
Purchase of property, plant, and equipment and intangibles	(24,113)	(2,262)
Proceeds from disposal of property, plant, and equipment	-	16,564
Exploration and evaluation	(3,308)	-
Investment in a listed entity	(1,846)	-
Acquisition of subsidiary	(81,129)	(770,516)
Payment of contingent royalty consideration	(1,815)	-
Stamp duty paid on acquisition of subsidiary	(23,213)	-
Net cash used in investing activities	(135,424)	(756,214)

Cash flows from financing activities:
Proceeds from issue of share capital	204,796	313,186
Payment of deferred underwriting and transaction costs	(12,968)	-
Proceeds from convertible promissory note - related party	-	300
Proceeds from issue of promissory note	-	1,082
Proceeds from loans and borrowings	-	476,657
Proceeds from working capital loan - related party	-	15,000
Repayment of loans and borrowings	(45,441)	-
Repayment of working capital loan - related party	(11,522)	-
Repayment of promissory note	-	(1,869)
Payment of lease liabilities	(4,002)	(29)
Net cash from financing activities	130,863	804,327

Net change in cash	56,673	44,107
Cash, beginning of the period	32,372	42
Net foreign exchange difference	(307)	(417)
Cash, end of the period	88,738	43,732

The accompanying notes are an integral part of these condensed consolidated financial statements.

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

Index of the notes to the condensed consolidated financial statements

1.	Corporate information	22
2.	Basis of accounting	22
3.	Changes in accounting standards and the Group’s accounting policies	22
4.	Use of judgements and estimates	23
5.	Segment information	23
6.	Revenue	23
7.	Finance income and costs	24
8.	Income taxes	24
9.	Inventories	25
10.	Property, plant and equipment	25
11.	Loans and borrowings	25
12.	Provisions	26
13.	Other financial liabilities	26
14.	Financial instruments and financial risk management	27
15.	Fair value measurement	28
16.	Share capital	34
17.	Related party disclosures	34
18.	Commitments and contingencies	35
19.	Subsequent events	36
20.	Restatement of comparatives	36

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

1.	Corporate information

Metals Acquisition Limited (“MAL”, the “Company” or “we”), is a Company incorporated under the laws of Jersey, with limited liability. MAL was incorporated on 29 July 2022 with registered address 3rd Floor, 44 Esplanade St. Helier, JE4 9WG, Jersey. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the operation of the Cornish, Scottish and Australian underground copper mine (the “CSA mine”) in Australia, owned by Cobar Management Pty Limited (“CMPL”), one of the wholly owned subsidiaries of the Company. The principal place of business of the Company is 3rd Floor, 44 Esplanade St. Helier, JE4 9WG, Jersey.

2.	Basis of accounting

(a)	Statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) of the Group are general purpose financial statements prepared in accordance with IAS 34 Interim Financial Reporting.

These interim financial statements do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended 31 December 2023. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended 31 December 2023.

These interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at 30 June 2024 and the results of operations and cash flows for the six months ended 30 June 2024 (“interim reporting period”). Operating results for the six months ended 30 June 2024 are not necessarily indicative of the results that may be expected for the full year ending 31 December 2024.

(b)	Basis of measurement

These interim financial statements have been prepared on an accruals basis and are based on historical cost except for certain financial assets and liabilities which are measured at fair value. Historical cost is generally based on the fair values of the consideration given in exchange for assets.

All values in these interim financial statements are rounded to the nearest thousand, except where otherwise indicated.

(c)	Functional and presentation currency

These interim financial statements are presented in U.S. dollars (“USD”, “US$” or “$”), which is the Group’s functional currency.

(d)	Going concern

These interim financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

As at 30 June 2024, the Group’s current liabilities exceed current assets by $22,416 thousand (31 December 2023: $198,475 thousand). Management have prepared cashflow forecast for the period covering at least 12 months from the date of these interim financial statements to support the assessment of going concern, which anticipates that the Group will be able to pay its debts as and when they fall due during this period without drawing down on any additional funding. Noting the inherent risks associated with achieving the cashflow forecast, key assumptions in the cashflow forecast include:

•	The CSA mine achieving copper production within the guidance range announced by the Company;
•	The Group continuing to maintain the efficiencies achieved within the CSA mine; and
•	The CSA mine producing sufficient cash inflows to fund MAL’s financing arrangements.

The Directors have a reasonable expectation that these assumptions can be satisfied and believe it is appropriate to prepare these interim financial statements on a going concern basis. In the event that the key assumptions noted above are not achieved and additional funding is required, the Group can seek alternative sources of funding which the Directors believe would be available including the draw down of any revolving facilities.

3.	Changes in accounting standards and the Group’s accounting policies

The accounting policies applied in these interim financial statements are consistent with those applied in the Group’s full year consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2024, but do not have a material impact on the interim financial statements of the Group.

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

4.	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses.

Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the full year consolidated financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management commitments, where appropriate. Revisions to estimates are recognised prospectively.

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these interim financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases (“IFRS 16”), and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories (“IAS 2”) or value in use in IAS 36 Impairment of Assets (“IAS 36”).

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

Further information about the assumptions made in measuring fair values is included in Note 15.

5.	Segment information

The chief operating decision maker has been identified as the Chief Executive Officer ("CEO"). The CEO makes decisions with respect to allocation of resources and assesses performance of the Group. The Group is organised and operates in one single operating segment focused on the mining and production of copper and silver from the CSA mine. As such the performance of the Group is assessed and managed in totality.

6.	Revenue

	Six months ended 30 June
US$ thousand	2024	2023
Sale of commodities – Copper	176,270	17,929
Sale of commodities – Silver	5,890	647
Total	182,160	18,576

Revenue is derived principally from the sale of commodities, recognised once the control of the goods has transferred from the Group to the customer.

Products of the Group may be provisionally priced at the date revenue is recognised. As at 30 June 2024, the Group had 9,659 payable copper metal tonnes of provisionally priced copper sales subject to final pricing over the next several months (31 December 2023: 2,680.34 payable copper metal tonnes). The average provisional price per tonne of these provisionally priced sales subject to final pricing is $9,813.77 (31 December 2023: $8,451.90). Impact of provisionally priced sales is accounted under IFRS 9 Financial Instruments (“IFRS 9”). Final settlements are recognised within revenue.

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

6.	Revenue (continued)

Under the Group's sales offtake agreement, optionality exists to allow the parties to the transaction to complete advance payment sales. In such cases, the product may be sold at mine site (rather than at port) with title and control transferring earlier in the process than otherwise. For two transactions that occurred during the period, the Group has applied 'bill and hold' guidance under IFRS 15. In applying this guidance, the key judgment in determining when to recognise revenue is assessing whether the bill and hold arrangement has substance. In assessing the substance of the bill and hold arrangement, the Group has considered the fact pattern specific to the sales in question, delays that occurred beyond both parties’ control, the structure of the contract with the counterparty, and the reason for the execution of the sale.

7.	Finance income and costs

	Six months ended 30 June
US$ thousand	2024	2023
Finance income
Income from marketable securities	766	5,330
Foreign exchange gain	886	130
Total finance income	1,652	5,460

Finance costs
Interest expense under the effective interest rate method on:
- Loans and borrowings	(26,303)	(10,086)
- Lease liabilities	(725)	(41)
Unwinding of discount on rehabilitation provision	(532)	-
Commodity swap loss	(5,714)	-
Realised loss on warrants redemption	(148)	-
Realised loss on copper and silver streams	(29)	-
Foreign exchange loss	-	-
Total finance costs	(33,451)	(10,127)

Net change in fair value measurements of financial instruments
Change in fair value of:
- Warrant liability	(40,845)	(13,624)
- Equity instruments	(495)	-
- Embedded derivative - copper and silver streams	(27,598)	4,789
- Embedded derivative - mezzanine debt facility	185	(723)
- Contingent liability - royalty deed	(7,213)	-
- Contingent liability - copper consideration	(10,200)	-
- Commodity swap liability	(23,157)	-
Total net change in fair value of financial instruments	(109,323)	(9,558)

Net finance costs	(141,122)	(14,225)

8.	Income taxes

The Group’s calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the condensed consolidated statement of comprehensive income are:

	Six months ended 30 June
US$ thousand	2024	2023
Current income tax expense	3,521	-
	3,521	-
Deferred tax expense/(benefit)
Origination and reversal of temporary differences	3,545	(1,469)
	3,545	(1,469)
Total income tax expense/(benefit)	7,066	(1,469)

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

9.	Inventories

	30 June	31 December
US$ thousand	2024	2023
Current
Supplies and consumables	15,071	15,570
Work in progress	2,301	482
Finished goods	5,311	5,476
Total current	22,683	21,528

Non-current
Supplies and consumables	261	300
Total non-current	261	300
Total inventories	22,944	21,828

At 30 June 2024:

•	Work in progress and finished goods inventory is measured at cost and no inventory write-downs (31 December 2023: $1,393 thousand) were recognised during the interim reporting period.
•	Supplies and consumables is measured at cost less allowance for obsolete stock of $544 thousand (31 December 2023: $2,809 thousand).
•	Inventories that are not expected to be utilised or sold within 12 months are classified as non-current inventory.

10.	Property, plant and equipment

(a)	Acquisitions and disposals

During the six months ended 30 June 2024, the Group acquired assets with a cost of $28,723 thousand (30 June 2023: $17,995 thousand). This includes costs incurred for mine development amounting to $11,318 thousand (30 June 2023: $1,698 thousand).

(b)	Depreciation

During the six months ended 30 June 2024, the Group recognised $34,096 thousand (30 June 2023: $3,201 thousand) of depreciation expense in cost of goods sold.

11.	Loans and borrowings

	30 June	31 December
US$ thousand	2024	2023
Current
Senior syndicated facility	34,036	53,240
Copper stream	9,422	6,414
Silver stream	8,179	9,255
	51,637	68,909
Non-current
Mezzanine debt facility	90,038	85,567
Senior syndicated facility	135,270	154,676
Copper stream	77,344	78,404
Silver stream	59,573	61,319
	362,225	379,966
	413,862	448,875

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

11.	Loans and borrowings (continued)

The following table presents the continuity schedule of loans and borrowings during the period ended 30 June 2024:

US$ thousand	Carrying amount
Balance as of 1 January 2024	448,875
Repayments
Repayments of senior syndicated facility	(40,450)
Copper and silver delivered against copper and silver stream	(5,685)

Other movements
Amortisation expense	11,122
Balance as of 30 June 2024	413,862

12.	Provisions

	Employee	Rehabilitation
US$ thousand	entitlements	costs	Other	Total
Balance as of 1 January 2024	14,041	24,956	2,781	41,778
Released	(524)	(1,630)	(2,728)	(4,882)
Accretion	-	532	-	532
Movements from foreign exchange impact	844	-	(2)	842
Balance as of 30 June 2024	14,361	23,858	51	38,270

Current	13,135	-	51	13,186
Non-current	1,226	23,858	-	25,084
Balance as of 30 June 2024	14,361	23,858	51	38,270

13.	Other financial liabilities

	30 June	31 December
US$ thousand	2024	2023
Current
Deferred consideration	-	81,129
Contingent royalty liability	4,840	5,587
Deferred underwriting discount	-	7,280
Deferred liabilities	-	500
Financial liabilities arising from sale and leaseback transaction	203	193
	5,043	94,689
Non-current
Contingent consideration	94,400	84,200
Contingent royalty liability	41,580	38,398
Financial liabilities arising from sale and leaseback transaction	225	329
	136,205	122,927
	141,248	217,616

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

14.	Financial instruments and financial risk management

Due to the nature of operations, the Group is subject to certain financial risks. The key financial risk factors that arise from the Group’s activities, including the Group’s policies for managing the financial risks, are outlined below.

(a)	Market risk

Commodity price risk

The Group is subject to price risk associated with fluctuations in the market prices for copper and silver. A significant change in commodity prices could have a material effect on the Group’s revenues and financial instruments, including certain derivative instruments and contingent consideration whose values fluctuate with changes in the prices of copper or silver (Note 15). The Group closely monitors trends in the market prices of copper, silver and other metals as part of its routine activities, as these trends could significantly impact future cash flows. As at 30 June 2024, the Group estimates that a 10% increase (decrease) in price of commodities sold with provisional pricing feature, with all other variables held constant, would result in an increase (decrease) of $9,479 thousand (31 December 2023: $1,643 thousand) in profit after tax. Also refer Note 15 for a description of how the changes in commodity price may affect certain derivative instruments and contingent consideration.

Currency risk

The foreign currency transactions entered into by the Group are not generally hedged. The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities are as follows:

	Australian
Local currency thousand	Dollar	Euro	Total
30 June 2024
Cash and cash equivalents	5,424	-	5,424
Trade and other receivables	1,395	-	1,395
Trade and other payables	(23,386)	-	(23,386)
Lease liabilities	(12,529)	-	(12,529)
Total	(29,096)	-	(29,096)

31 December 2023
Cash and cash equivalents	1,446	-	1,446
Trade and other receivables	1,786	-	1,786
Trade and other payables	(47,232)	(31)	(47,263)
Lease liabilities	(15,806)	-	(15,806)
Total	(59,806)	(31)	(59,837)

The following table details the Group’s estimated sensitivity to a 10% increase (decrease) in the USD against the relevant foreign currencies as a result of translating the Group’s foreign currency denominated monetary assets and liabilities.

A positive number below indicates an increase in profit where the USD strengthens 10% against the relevant currency. For a 10% weakening of the USD against the relevant currency, there would be a comparable impact on the profit and the balances below would be negative.

	30 June	31 December
US$ thousand	2024	2023
Australian Dollar
Profit or loss	2,909	5,981

Other
Profit or loss	-	3

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

14.	Financial instruments and financial risk management (continued)

(a)	Market risk (continued)

Interest rate risk

As at 30 June 2024, the Group estimates that a 1% increase (decrease) in interest rates, with all other variables held constant, would result in an increase (decrease) of $830 thousand (31 December 2023: $913 thousand) to interest expense.

(b)	Credit risk

The Group’s only customer is Glencore International AG (“GIAG”) in Switzerland, which is a related party and represents 100% of trade receivables and total revenue. Although the Group has not experienced significant problems with the collection of receivables, a significant change in the creditworthiness of GIAG could have a material adverse effect on the Group’s consolidated financial position.

(c)	Liquidity risk

The Group’s credit profile and funding sources ensure that sufficient liquid funds are maintained to meet its liquidity requirements. As part of its liquidity management, the Group closely monitors and plans for its future capital expenditure well ahead of time.

15.	Fair value measurement

The Group has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables and accrued labilities and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s investment in a listed entity fair valued by Level 1 inputs utilising quoted prices (unadjusted) in active markets for identical assets.

The fair value of the Group’s long-term loans and borrowings are determined using Level 2 inputs utilising contractual cash flows, interest rate curves, swaption volatilities, and the Group’s implied credit spread.

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

The following table shows the carrying values, fair values and fair value hierarchy of the Group’s financial instruments as at 30 June 2024 and 31 December 2023:

15. Fair value measurement (continued)

		30 June 2024		31 December 2023
US$ thousand	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents	1	88,738	88,738	32,372	32,372
Investments	1	1,351	1,351	-	-
Trade and other receivables	1	8,509	8,509	33,242	33,242
Derivative financial assets
Silver stream embedded derivative	3	-	-	3,090	3,090
Copper stream embedded derivative	3	-	-	911	911
Total financial assets		98,598	98,598	69,615	69,615

Financial liabilities
Amortised cost Trade and other payables		34,447	34,447	86,425	86,425
Lease liability		12,529	12,529	15,806	15,806
Loans and borrowings	2	413,862	427,099	448,875	458,987
Other financial liabilities (excluding contingent consideration)		428	428	8,302	8,302
		461,266	474,503	559,408	569,520
Fair value through profit or loss
Other financial liabilities (contingent consideration)
Royalty deed	3	46,420	46,420	43,985	43,985
Contingent copper consideration	3	94,400	94,400	84,200	84,200
Deferred consideration	2	-	-	81,129	81,129
Derivative financial liabilities Public Warrants	1	-	-	15,113	15,113
Private Warrants	2	-	-	11,176	11,176
Mezz Warrants	3	18,342	18,342	16,906	16,906
Mezzanine debt facility embedded derivative	2	36,571	36,571	42,635	42,635
Silver stream embedded derivative	3	15,562	15,562	-	-
Copper stream embedded derivative	3	8,173	8,173	138	138
Commodity swap liability	2	35,716	35,716	12,559	12,559
		255,184	255,184	307,841	307,841
Total financial liabilities		716,450	729,687	867,249	877,361

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

15.	Fair value measurement (continued)

There have been no transfers between the different fair value hierarchy levels in any of the periods presented in these interim financial statements.

Derivative instruments

The following table shows the fair values of the Group’s derivative financial assets and liabilities as at 30 June 2024 and 31 December 2023:

		30 June	31 December
US$ thousand	Note	2024	2023
Derivative financial assets
Current
Silver stream embedded derivative	(a)	-	234
		-	234
Non-current
Silver stream embedded derivative	(a)	-	2,856
Copper stream embedded derivative	(b)	-	911
		-	3,767
Total derivative financial assets		-	4,001

Derivative financial liabilities
Current
Mezzanine debt facility embedded derivative	(d)	11,084	12,473
Silver stream embedded derivative	(a)	1,453	-
Copper stream embedded derivative	(b)	1,232	138
Commodity swap liability	(e)	16,394	4,519
		30,163	17,130
Non-current
Warrants	(c)	18,342	43,195
Mezzanine debt facility embedded derivative	(d)	25,487	30,162
Silver stream embedded derivative	(a)	14,109	-
Copper stream embedded derivative	(b)	6,941	-
Commodity swap liability	(e)	19,322	8,040
		84,201	81,397
Total derivative financial liabilities		114,364	98,527

(a)	Silver stream embedded derivative

The silver stream embedded derivative is measured at fair value through profit or loss and valued using a silver future curve simulation valuation model at each reporting date.

The significant unobservable inputs used in the fair value measurement of the embedded derivative pertains to the anticipated silver deliveries. In isolation, a significant increase (decrease) in anticipated silver deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of silver over the term of the agreement, the following key inputs were used for the valuation of the embedded derivative:

	30 June	31 December
	2024	2023
Silver spot price (per oz)	29.24	24.13
Own credit spread	7.75%	8.26%

In isolation, at 30 June 2024, a 5% increase in silver price (per oz) would result in a $4,444 thousand increase and a 5% decrease in silver price (per oz) would result in a $4,450 thousand decrease in the fair value of the silver stream embedded derivative liability (31 December 2023: a $3,631 thousand decrease and a $3,631 thousand increase in the fair value of the silver stream embedded derivative asset).

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

15.	Fair value measurement (continued)

Derivative instruments (continued)

(a)	Silver stream embedded derivative (continued)

The following table presents the continuity schedule for the silver stream embedded derivative for each of the following periods:

	Six months ended 30 June
US$ thousand	2024	2023
Balance as of beginning of period	3,090	-
Change in fair value	(18,652)	3,740
Balance as of end of period	(15,562)	3,740

(b)	Copper stream embedded derivative

The copper stream embedded derivative is measured at fair value through profit or loss and valued using a copper future curve simulation valuation model at each reporting date.

The significant unobservable inputs used in the fair value measurement of the embedded derivative pertains to the anticipated copper deliveries. In isolation, a significant increase (decrease) in anticipated copper deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of copper over the term of the agreement, the following key inputs were used for the valuation of the compound embedded derivative:

	30 June	31 December
	2024	2023
Copper spot price (per tonne)	$9,455	$8,556
Copper price volatility	25.66%	22.87%
Own credit spread	8.43%	8.94%

In isolation, at 30 June 2024, a 5% increase in copper price (per tonne) would result in a $4,541 thousand increase and a 5% decrease in copper price (per tonne) would result in a $4,475 thousand decrease in the fair value of the copper stream embedded derivative liability (31 December 2023: a $4,053 thousand decrease and a $4,083 thousand increase in the fair value of the net copper stream embedded derivative asset).

The following table presents the continuity schedule for the copper stream embedded derivative for each of the following periods:

	Six months ended 30 June
US$ thousand	2024	2023
Balance as of beginning of period	773	-
Initial recognition	-	4,430
Change in fair value	(8,946)	1,049
Balance as of end of period	(8,173)	5,479

(c)	Warrants

		Private
		Placement
US$ thousand	Public Warrants	Warrants	Mezz Warrants
For six months ended 30 June 2024
Balance as of beginning of period	15,113	11,176	16,906
Change in fair value	22,655	16,754	1,436
Redemption of warrants	(37,768)	(27,930)	-
Balance as of end of period	-	-	18,342

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

15.	Fair value measurement (continued)

Derivative instruments (continued)

(c)	Warrants (continued)

		Private
		Placement
	Public Warrants	Warrants	Mezz Warrants
For six months ended 30 June 2023
Balance as of beginning of period	4,335	3,108	-
Promissory note conversion warrants	-	102	-
Issuance of warrants	-	-	13,665
Change in fair value	8,039	5,940	(355)
Balance as of end of period	12,374	9,150	13,310

The Company’s Public Warrants, Private Placement Warrants and Mezz Warrants did not meet the “fixed for fixed” criteria under IAS 32 Financial Instruments: Presentation (“IAS 32”) and were classified and accounted for as derivative liabilities at fair value through profit or loss.

During the period, the Company redeemed all of the Public Warrants and Private Placement Warrants for a redemption price of US$0.10 per warrant and issued ordinary shares of the Company having par value of US$0.0001 per share (refer to Note 16). As of 31 December 2023, 8,838,260 Public Warrants and 6,535,304 Private Placement Warrants were outstanding.

The fair value of the Mezz Warrants is determined using a Monte Carlo simulation model. As of 30 June 2024, there were 3,187,500 Mezz Warrants outstanding (31 December 2023: 3,187,500).

The following assumptions were used for the valuation of the Mezz Warrants. The significant unobservable inputs in the fair value measurement are the expected life of the Mezz Warrants and the expected volatility based on comparable publicly traded companies.

	30 June	31 December
	2024	2023
Risk-free rate	4.15%	4.39%
Warrant expected life	4 years	4.5 years
Expected volatility	49.85%	53.35%
Expected dividend yield	0%	0%
Share price (US$)	$13.69	$12.36

Significant increases (decreases) in any of these inputs in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the assumption used for the expected volatility is accompanied by a directionally opposite change in the assumption used for the expected life of the Mezz Warrants.

(d)	Mezzanine debt facility embedded derivative

The mezzanine debt facility embedded derivative is measured at fair value through profit or loss and valued using a Monte-Carlo simulation model in relation to the future copper price and incorporation of the Longstaff -Schwartz algorithm to value the prepayment option. The key inputs in the valuation technique include the risk -free rate, copper price volatility, copper price forward curve, and the Company’s credit spread.

(e)	Commodity swap liability

On 15 June 2023, the Company entered into commodity swap agreements with Citibank, Bank of Montreal (“BMO”) and National Bank of Canada (“NBC”) respectively. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. Commodity swap agreements have not been designated in a hedge relationship, they act as an economic hedge and will offset the underlying transactions when they occur.

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

15.	Fair value measurement (continued)

Derivative instruments (continued)

(e)	Commodity swap liability (continued)

The commodity swap agreements are summarised below:

Counterparty	Citibank	BMO	NBC
Effective date	1 July 2023	1 July 2023	1 July 2023
Termination date	31 May 2026	30 May 2026	31 May 2026
Total notional quantity (MT)	12,255	12,255	12,255
Fixed price (US$)	8,204.49	8,214.35	8,112.85
Reference price	LME cash settlement price for Copper
Settlement frequency	Monthly	Monthly	Monthly

As the agreements meet the definition of a derivative, each contract is measured at fair value through profit or loss.

Contingent and deferred consideration

The following table shows the fair values of the Group’s contingent and deferred consideration as at 30 June 2024 and 31 December 2023:

		30 June	31 December
US$ thousand	Note	2024	2023
Royalty deed	(a)	46,420	43,985
Contingent copper consideration	(b)	94,400	84,200
Deferred consideration	(c)	-	81,129
		140,820	209,314

(a)	Royalty deed

Pursuant to the Net Smelter Returns (“NSR”) royalty agreement entered in connection with the acquisition of CMPL, the contingent consideration is recognised at fair value through profit and loss and valued at each reporting date using the present value of expected cash flows and timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore Operations Australia Pty Ltd (“Glencore”). The discount rate of 8% takes into consideration the risks in the cash flow forecasts and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significant lower (higher) fair value measurement.

The following table presents the continuity schedule for the royalty deed for each of the following periods:

	Six months ended 30 June
US$ thousand	2024	2023
Balance as of beginning of period	43,985	-
Initial recognition	-	43,130
Change in fair value	7,213	-
Royalty accruals and payments	(4,778)	-
Balance as of end of period	46,420	43,130

(b)	Contingent copper consideration

The copper contingent consideration in connection with the acquisition of CMPL is recognised at fair value through profit and loss and valued using a Monte Carlo simulation model at each reporting date. The fair value for each contingent component is the result of the average expected payoff of all simulation iterations discounted to the present value at the risk-free borrowing rate. The change in fair value is dependent on the movement in copper prices and the change in the risk-free borrowing rate.

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

15.	Fair value measurement (continued)

Contingent and deferred consideration (continued)

(b)	Contingent copper consideration (continued)

The following key inputs were used for the valuation of the contingent copper consideration . The significant unobservable input in the fair value measurement is the reversion factor. A significant increase (decrease) in the reversion factor, in isolation, would result in a significantly higher (lower) fair value measurement.

	30 June	31 December
	2024	2023
Long-term copper price	$4.08	$3.81
Copper spot price	$4.29	$3.84
Annual price volatility	22.28%	25.12%
Annual inflation rate	1.13%	1.14%
Risk-free rate	4.50%	4.07%
Reversion factor	11.55%	11.55%

The following table presents the continuity schedule for the contingent copper consideration for each of the following periods:

	Six months ended 30 June
US$ thousand	2024	2023
Balance as of beginning of period	84,200	-
Initial recognition	-	81,000
Change in fair value	10,200	-
Balance as of end of period	94,400	81,000

(c)	Deferred consideration

The consideration for the acquisition of CMPL included a deferred cash payment which was measured at fair value through profit and loss based on the present value of the cash payment which occurred during the March quarter, as part of the Group’s successful Australian Securities Exchange (“ASX”) listing. As a result, the deferred consideration facility amounting to $82.9 million was paid in full to Glencore on 16 February 2024.

16.	Share capital

Issue of ordinary shares

On 20 February 2024, MAL issued 19,117,648 Chess Depositary Interests (“CDIs”) via the successful IPO on the ASX, at a price of AU$17.00 per CDI, for aggregate gross proceeds of approximately AU$325,000 thousand (US$211,708 thousand) and incurred shares issuance costs of US$6,912 thousand.

On 10 June 2024, MAL redeemed all of its Public Warrants and Private Placement Warrants and issued 4,701,071 ordinary shares thereagainst (refer to Note 15).

On 14 June 2024, MAL redeemed 17,284 deferred shared units (“DSU”) held by non-employee directors of the Company under the Non-Employee DSU Plan and issued equivalent ordinary shares thereagainst.

17.	Related party disclosures

Key management personnel compensation

For the six months ended 30 June 2024, key management personnel compensation comprised short-term employee benefits, post-employment benefits and share-based payments of $6,132 thousand (six months ended 30 June 2023: $nil).

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

17.	Related party disclosures (continued)

Related party transactions

(a)	Transactions with Glencore

As part of the acquisition of CMPL from Glencore on 16 June 2023, Glencore received consideration of 10,000,000 newly issued ordinary shares issued at the redemption share price of $10 per share ($100,000 thousand worth). As a result, Glencore has a significant influence interest in the Company and is considered a related party in accordance with IAS 24 Related Party Disclosures (“IAS 24”).

Royalty Deed

The Company has paid $1,815 thousand during the six months ended 30 June 2024 (six months ended 30 June 2023: $nil) in connection with the NSR royalty agreement entered in relation to the acquisition of CMPL.

Offtake Agreement

For the six months ended 30 June 2024, the Group has recognised $176,270 thousand (six months ended 30 June 2023: $17,929 thousand) of copper sales and $5,890 thousand (six months ended 30 June 2023: $647 thousand) of silver sales for a total of $182,160 thousand (six months ended 30 June 2023: $18,576 thousand) in revenue (net of tolling, refining and freight charges) from the offtake agreement with GIAG, parent entity of Glencore.

At 30 June 2024, the Group had $7,049 thousand receivable (31 December 2023: $31,456 thousand) and no unearned revenue (31 December 2023: $12,802 thousand) from GIAG in relation to the offtake agreement.

Transitional Service Agreement

The Group incurred $144 thousand in service fees during the six months ended 30 June 2024 (six months ended 30 June 2023: $nil) in connection with the transitional service agreement entered into with Glencore Australia Holdings Pty Ltd (“GAH”) which was terminated on 7 March 2024.

Fuel Supply arrangements for CMPL with Glencore Australia Oil Pty Ltd.

The Group has incurred $3,231 thousand during the six months ended 30 June 2024 (six months ended 30 June 2023: $484 thousand) in connection with the Bulk Fuel Supply Agreement entered into with Glencore Australia Oil Pty Ltd

(“Glencore Oil”).

Rehabilitation Bond Amendments

During the six months ended 30 June 2024, the total interest paid or accrued in connection with the rehabilitation bond amounts guaranteed by Glencore Operations Australia (refer to Note 18) was $567 thousand (six months ended 30 June 2023: $nil) and included in administrative expenses.

18.	Commitments and contingencies

Registration Rights

The holders of the (i) founder shares (which were issued in a private placement prior to the closing of the U.S. IPO), (ii) Private Placement Warrants (which were issued in a private placement simultaneously with the closing of the U.S. IPO) and (iii) Private Placement Warrants (that were issued upon conversion of Working Capital Loans) will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50,000 thousand. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed in the U.S. subsequent to the completion of the CMPL acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Rehabilitation Bond Amendments

MAL, MAL’s subsidiary Metals Acquisition Corp. (Australia) Pty Ltd (“MAC Australia”) and Glencore Operations Australia have entered into various contractual arrangements relating to performance guarantees Glencore Operations Australia has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities. These are in the ordinary course of business. As at 30 June 2024 the total value of the rehabilitation bonds was AU$44,683 thousand (31 December 2023: AU$44,683 thousand).

Metals Acquisition Limited

Notes to the condensed consolidated financial statements

(continued)

18.	Commitments and contingencies (continued)

Rehabilitation Bond Amendments (continued)

Glencore Operations Australia is subject to contractual commitments whereby it has agreed to provide the performance guarantee for up to AU$44,031 thousand until the earlier of MAL refinancing its senior debt and 16 December 2024. Whilst Glencore Operations Australia will provide the performance guarantees, MAL and MAC Australia will assume all liability if the guarantees are called on and pay Glencore Operations Australia interest at a rate of 2.75% per annum up to 16 June 2024 and at a rate of 6.5% per annum afterwards on the amounts guaranteed by Glencore Operations Australia.

Capital commitments

Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at 30 June 2024, $224 thousand all of which relates to expenditure to be incurred over the next year (31 December 2023: $1,415 thousand) was contractually committed for the acquisition of plant and equipment.

Environmental contingencies

The Group’s operations are subject to various environmental laws and regulations. The Group is in material compliance with those laws and regulations. The Group accrues for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, the Group is unaware of any material environmental incidents at the CSA mine. Any potential liability arising from the above is not expected to have a material adverse effect on the Group’s income, financial position or cash flow.

19.	Subsequent events

There have been no events subsequent to balance sheet date which would have a material effect on the Group’s interim financial statements at 30 June 2024.

20.	Restatement of comparatives – finalisation of purchase price allocation

On 16 June 2023, the Company, through its wholly owned subsidiary MAC Australia acquired 100% of the shares and voting interest in CMPL. During 2024, the Company finalised the evaluation of the inputs and assumptions utilised in developing the fair value estimates at the date of acquisition, and as such, the purchase price accounting for inventories, property plant and equipment (including mine properties), rehabilitation provision and deferred tax liabilities has been finalised as at 30 June 2024. The Company had 12 months from the acquisition date to finalise the accounting and any measurement period adjustments. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date. The adjustments have been restated in each of the affected financial statement line items for the prior period. The following table summarises the impacts on the Group’s consolidated financial statements.

Condensed consolidated statement of financial position

31 December 2023

	As previously
US$ thousand	reported	Adjustment	As restated
Assets
Property, plant and equipment	1,194,915	(435)	1,194,480
Total assets	1,305,903	(435)	1,305,468
Liabilities
Trade and other payables	89,921	(3,496)	86,425
Deferred tax liability	121,023	3,061	124,084
Total liabilities	1,037,876	(435)	1,037,441

Net assets/(deficit)	268,027	-	268,027

DIRECTORS’ DECLARATION

In the opinion of the directors of Metals Acquisition Limited (the Company):

a.	the consolidated financial statements and notes, set out on pages 15 to 36:

i.	give a true and fair view of the Group’s consolidated financial position as at 30 June 2024 and its consolidated performance for the half year ended on that date; and

ii.	comply with Accounting Standards and other mandatory professional reporting requirements; and

b.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Patrice Merrin	M McMullen
Chair	CEO

Dated at Perth this 29th day of August 2024